Exhibit 99.1

National Energy Services Reunited Corp. Announces Commencement of Exchange Offer and Consent Solicitation Relating to Warrants

HOUSTON, Texas – May 30, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today announced that it has commenced an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants to purchase ordinary shares of the Company, no par value (the “Ordinary Shares”), which warrants trade on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “NESRW” (the “Warrants”). The purpose of the Offer and Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the Warrants.

The Company is offering to all holders of the Warrants the opportunity to receive 0.10 Ordinary Shares in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer. Pursuant to the Offer, the Company is offering up to an aggregate of 3,554,038 of its Ordinary Shares in exchange for the Warrants, subject to adjustment for fractional Warrants. As of May 30, 2025, a total of 35,540,380 Warrants were outstanding.

Concurrently with the Offer, the Company is also soliciting consents from holders of the Warrants to amend the warrant agreement that governs all of the Warrants (the “Warrant Agreement”) to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.09 Ordinary Shares, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the written consent or vote of the registered holders of a majority of the number of the then outstanding Warrants. Parties representing approximately 54.78% of the Warrants have agreed to tender their Warrants in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, because the holders of more than 50% of our outstanding Warrants have agreed to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions described within the Prospectus/Offer to Exchange (as defined below) are satisfied or waived, then the Warrant Amendment will be adopted. The offering period will continue until 11:59 P.M., Eastern Time, on June 30, 2025, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO and Prospectus/Offer to Exchange (the “Expiration Date”). Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date.

The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated May 30, 2025, and Schedule TO, dated May 30, 2025, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth the terms and conditions of the Offer and Consent Solicitation.

The Company has engaged BTIG, LLC as the dealer manager for the Offer and Consent Solicitation. Any questions or requests for assistance concerning the Offer and Consent Solicitation may be directed to BTIG, LLC at:

BTIG, LLC

65 East 55th Street

New York, NY 10022

Attention: Equity Capital Markets

Email: BTIG-Project-Nimbus@btig.com

Sodali & Co. has been appointed as the information agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the exchange agent.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Sodali & Co. at (800) 662-5200 (for warrant holders) or (203) 658-9400 (for banks and brokers) or via the following email address: NESR.info@investor.sodali.com. A registration statement on Form F-4 relating to the securities to be issued in the Offer, including an offer to exchange (the “Prospectus/Offer to Exchange”), has been filed with the SEC but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants or an offer to sell or a solicitation of an offer to buy any Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of the Company, any of its management or its board of directors, or the information agent, the exchange agent or the dealer manager makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including that NESR will be able to complete the exchange offer and consent solicitation. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For inquiries regarding NESR, please contact:

Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com